SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                          Applied Magnetics Corporation.
                               (Name of Issuer)

                        Common Stock, Par Value $.10
                        (Title of Class of Securities)

                                  038213104
                               (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 4, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        326,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     326,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    326,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.4%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        326,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     326,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     326,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.4%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        456,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     456,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     456,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        782,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     782,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    782,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        782,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     782,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    782,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        782,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     782,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    782,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D/A

CUSIP No. 038213104                                         Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        456,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     456,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     456,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.9%

     14        TYPE OF REPORTING PERSON*
                    OO

13D/A                                                       Page 9 of 14 Pages

      This Amendment No. 1 amends the statement on Schedule 13D which was filed on January 9, 1997 by the undersigned (the "Schedule 13D") with respect to the common stock, $.10 par value per share (the "Common Stock"), issued by Applied Magnetics Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                       *           *           *

Item 3 is hereby supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Vinik Partners, Vinik Overseas and the Discretionary Account since the filing of Schedule 13D is $6,893,170.64, $9,134,793.09 and $549,468.92, respectively.

                       *           *           *

The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 23,585,384 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 4, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended December 28, 1996 (which is the most recent Form 10-Q on file).

      As of the close of business on March 4, 1997:

            (i) Vinik Partners owns beneficially 326,400 shares of Common Stock, constituting approximately 1.4% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 430,400 shares (constituting approximately 1.8% of the shares outstanding) held by Vinik Overseas, and 25,600 shares of Common Stock (constituting approximately 0.1% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 456,000 shares of Common Stock, constituting approximately 1.9% of the shares outstanding.

                                                           Page 10 of 14 Pages


            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 326,400 shares beneficially owned by Vinik Partners, the 430,400 shares beneficially owned by Vinik Overseas, and the 25,600 shares beneficially owned by the Discretionary Account. Such shares total 782,400 shares of Common Stock, constituting approximately 3.3% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 326,400 shares beneficially owned by Vinik Partners, constituting approximately 1.4% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 430,400 shares beneficially owned by Vinik Overseas and the 25,600 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 456,000 shares of Common Stock, constituting approximately 1.9% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 782,400 shares of Common Stock, constituting approximately
3.3% of the shares outstanding.

                       *           *            *

The following paragraph of Item 5 is hereby supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock since those reported in Schedule 13D until March 4, 1997 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C.
                       *           *            *

The following paragraph is hereby added to Item 5:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (e) As of March 4, 1997 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

                                                           Page 11 of 14 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 5, 1997               /s/ Jeffrey N. Vinik,
                                    JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER

                                                           Page 12 of 14 Pages


                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

01/22/97                29,000                        $44.0530
01/23/97                   800                        $44.5500
01/30/97               (25,000)                       $57.7506
02/07/97                25,000                        $52.6852
02/10/97                16,700                        $54.3797
02/11/97                 8,300                        $49.0375
02/12/97                20,800                        $50.4150
02/12/97                 6,200                        $51.5200
02/14/97                (1,000)                       $53.5732
02/14/97                (1,600)                       $55.9481
02/18/97                (8,300)                       $56.9481
02/21/97                (8,300)                       $55.5350
02/21/97                (4,200)                       $56.0731
02/24/97                 6,700                        $53.0500
02/24/97                (2,500)                       $53.3649
02/25/97                 9,900                        $49.8195
02/25/97                14,500                        $50.4143
02/27/97              (145,900)                       $39.4694
02/27/97                (4,200)                       $41.8049
03/04/97              (202,800)                       $42.1883

                                                           Page 13 of 14 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                             Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

01/22/97                38,700                        $44.0530
01/23/97                 1,100                        $44.5500
01/30/97               (33,000)                       $57.7506
02/07/97                33,000                        $52.6852
02/10/97                22,000                        $54.3797
02/11/97                11,000                        $49.0375
02/12/97                27,600                        $50.4150
02/12/97                 8,300                        $51.5200
02/14/97               (16,500)                       $53.5732
02/14/97               (27,500)                       $55.9481
02/18/97               (11,000)                       $56.9481
02/21/97               (11,000)                       $55.5350
02/21/97                (5,500)                       $56.0731
02/24/97                 8,800                        $53.0500
02/24/97                (3,300)                       $53.3649
02/25/97                13,000                        $49.8195
02/25/97                19,300                        $50.4143
02/27/97              (192,600)                       $39.4694
02/27/97                (5,500)                       $41.8049
03/04/97              (267,700)                       $42.1883

                                                           Page 14 of 14 Pages


                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

01/22/97                 2,300                        $44.0530
01/23/97                   100                        $44.5500
01/30/97                (2,000)                       $57.7506
02/07/97                 2,000                        $52.6852
02/10/97                 1,300                        $54.3797
02/11/97                   700                        $49.0375
02/12/97                 1,600                        $50.4150
02/12/97                   500                        $51.5200
02/14/97               (12,500)                       $53.5732
02/14/97               (20,900)                       $55.9481
02/18/97                  (700)                       $56.9481
02/21/97                  (700)                       $55.5350
02/21/97                  (300)                       $56.0731
02/24/97                   500                        $53.0500
02/24/97                  (200)                       $53.3649
02/25/97                   800                        $49.8195
02/25/97                 1,200                        $50.4143
02/27/97               (11,500)                       $39.4694
02/27/97                  (300)                       $41.8049
03/04/97               (16,000)                       $42.1883